Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

ProLogis 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-178955) of Prologis, Inc. of our report dated June 27, 2012 with respect to the statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the ProLogis 401(k) Savings Plan.

KPMG LLP

Denver, Colorado

June 27, 2012